FORM 8-A/A
                        Amendment No. 2

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                      IMO INDUSTRIES INC.
     (Exact name of registrant as specified in its charter)


     Delaware                                   21-0733751
(State of incorporation or organization)     (I.R.S. Employer
                                             Identification No.)


1009 Lennox Drive
Building Four West, P.O. Box 6550
Lawrenceville, New Jersey                       08648-0550
(Address of principal executive offices)         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

     Preferred Stock Purchase Rights    New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box.  o

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. o

Securities to be registered pursuant to Section 12(g) of the Act: None


Item 1.   Description of Registrant's Securities to be Registered

     On April 30, 1997, the Board of Directors of Imo Industries Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on May 4, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a Purchase Price of $15 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended as of June 25, 1997, July 25, 1997 and August 21, 1997, (the "Rights Agreement") between the Company and the Rights Agent thereunder.

     Under the Rights Agreement, an "Acquiring Person" means any Person (as defined in the Rights Agreement) who or which, together with all affiliates and associates of such Person, shall be the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the shares of Common Stock then outstanding, but shall not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, provided, however, that none of the transactions contemplated by the Share Purchase Agreement dated as of July 25, 1997 (the "Acquisition Agreement"), pursuant to which II Acquisition Corp. ("II Acquisition") is offering to acquire all outstanding shares of Common Stock of the Company, will cause II Acquisition, any subsidiary of II Acquisition that is established to effect a merger contemplated by Section 1.03 of the
Acquisition Agreement (the "Merger") or any affiliate or associate of II Acquisition or any such subsidiary to be deemed an Acquiring Person as a result of the execution, delivery and performance under, or consummation of any one or more of the transactions contemplated by, the Acquisition Agreement, including, but not limited to, the consummation of the Offer (as defined in the Acquisition Agreement) and the consummation of the Merger.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, unless the shares of Common Stock are acquired pursuant to a tender offer or exchange offer that had been determined by at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, affiliates or associates of an Acquiring Person to be at a price that is fair to the Company's stockholders and is otherwise in the best interests of the
Company and its stockholders. Notwithstanding anything in the Rights Agreement to the contrary, the commencement of the Offer, the acquisition of beneficial ownership of Common Stock of the Company pursuant to the Offer, the acquisition of beneficial ownership of Common Stock of the Company pursuant to the Merger and the consummation of any one or more of the Permitted Events (as defined in the Acquisition Agreement) shall not constitute or result in the occurrence of a Distribution Date. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 4, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the earliest to occur of (i) the close of business on May 4, 2007, (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement or
(iii) the time immediately prior to the effective time of the Merger, provided, however, that if the Merger does not occur, the Rights shall remain exercisable until the earlier of (i) or (ii) above and the Rights shall not be deemed to be non-exercisable as a result of such clause (iii).

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in certain circumstances described in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     Except in the event of a Merger, in the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock other than pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to, and otherwise in the best interests of, stockholders, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $15.

     In the event that, any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.


     As of April 30, 1997, there were 17,126,609 shares of Common Stock outstanding and 1,672,788 shares held in the treasury. As of April 30, 1997, there were available or reserved for issuance the following shares: 2,293,657 shares of Common Stock under the Company's Equity Incentive Plan for Key Employees, 360,000 shares under the Company's 1988 Equity Incentive Plan for Outside
Directors, 229,000 shares under the Company's 1995 Equity Incentive Plan for Outside Directors, 200,000 shares for Common Stock Warrants and 1,758,973 shares under the Employees Stock Savings Plan. Each outstanding share of Common Stock on May 4, 1997 will receive one Right. As long as the Rights are attached to the Common Stock and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each share of Common Stock issued.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to 10 days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights. In this regard, it is noted that the Company's Restated Certificate of Incorporation, as amended, currently contains a supermajority/"fair" price provision governing certain transactions with interested stockholders.

     The Series B Preferred Stock purchasable upon exercise of the Rights will be subordinate to other series of the Company's preferred stock that may be issued in the future. Each share of Series B Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share on the Company's Common Stock, if any. In the event of liquidation, the holders of the Series B Preferred Stock will receive a preferred liquidation payment equal to the greater of $100 per share or an amount equal to 100 times the payment to be made per share of Common Stock. Each share of Series B Preferred Stock will have 100 votes, voting together with the Company's Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series B Preferred Stock as to dividends, liquidation, redemption and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Because of the nature of the Series B Preferred Stock's dividend, liquidation, redemption and voting rights, the economic value of the one one-hundredth (1/100) interest in a share of Series B Preferred Stock purchasable upon the exercise of each Right should approximate the economic value of one share of the Company's Common Stock.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, the exhibits thereto and the amendments thereto, all of which are listed as exhibits to this Form 8-A Registration Statement. Also, the description herein of the Acquisition Agreement, which was entered into on July 25, 1997 between II Acquisition and the Company, is qualified in its entirety by reference to such agreement, which is also listed as an exhibit to this Form 8-A Registration Statement.



Item 2.   Exhibits

Exhibit No. Description

    1 Rights Agreement, dated as of April 30, 1997 between Imo Industries Inc. and First Chicago Trust Company of New York, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Imo Industries Inc., as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A Registration Statement previously filed with the Securities and Exchange Commission on May 2, 1997.)

    2 Amendment to Rights Agreement dated as of June 25, 1997 between Imo Industries Inc. and First Chicago Trust Company of New York. (Incorporated by reference to Exhibit G to the Company's Schedule 14D-9 Solicitation/Recommendation Statement filed with the Commission on July 2, 1997.)

    3 Second Amendment to Rights Agreement dated as of July 25, 1997 between Imo Industries Inc. and First Chicago Trust Company of New York. (Incorporated by reference to Exhibit G to the Company's Schedule 14D-9 Solicitation/Recommendation Statement filed with the Commission on July 31, 1997.)

    4 Third Amendment to Rights Agreement dated as of August 21, 1997 between Imo Industries Inc. and First Chicago Trust Company of New York. (Incorpo rated by reference to Exhibit 4 to the Company's Form 8-K Current Report filed with the Commission on August 27, 1997.)

    5 Share Purchase Agreement dated July 25, 1997, between II Acquisition Corp. and Imo Industries Inc. (Incorporated by reference to Exhibit C to the Com pany's Schedule 14D-9 Solicitation/Recommendation Statement filed with the Commission on July 31, 1997.)


                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IMO INDUSTRIES INC.


Dated:  August 27, 1997            By:/s/ Thomas J. Bird, Esquire
                                       Thomas J. Bird, Esquire
                                       Executive Vice President,
                                       General Counsel and Secretary


                           EXHIBIT INDEX


Exhibit No.                     Exhibit


    1           Rights  Agreement, dated as of  April
                30,  1997 between Imo Industries Inc.
                and  First  Chicago Trust Company  of
                New  York, which includes, as Exhibit
                A   thereto,   the   Certificate   of
                Designation, Preferences  and  Rights
                of   Series  B  Junior  Participating
                Preferred  Stock  of  Imo  Industries
                Inc., as Exhibit B thereto, the  Form
                of  Rights Certificate and as Exhibit
                C  thereto, the Summary of Rights  to
                Purchase       Preferred       Stock.
                (Incorporated by reference to Exhibit
                1   to   the   Company's   Form   8-A
                Registration   Statement   previously
                filed   with   the   Securities   and
                Exchange Commission on May 2, 1997.)

      2         Amendment  to Rights Agreement  dated
                as  of  June  25,  1997  between  Imo
                Industries  Inc.  and  First  Chicago
                Trust    Company   of    New    York.
                (Incorporated by reference to Exhibit
                G  to  the  Company's Schedule  14D-9
                Solicitation/Recommendation Statement
                filed with the Commission on July  2,
                1997.)

      3         Second  Amendment to Rights Agreement
                dated as of July 25, 1997 between Imo
                Industries  Inc.  and  First  Chicago
                Trust    Company   of    New    York.
                (Incorporated by reference to Exhibit
                G  to  the  Company's Schedule  14D-9
                Solicitation/Recommendation Statement
                filed with the Commission on July 31,
                1997.)

      4         Third  Amendment to Rights  Agreement
                dated  as of August 21, 1997  between
                Imo Industries Inc. and First Chicago
                Trust    Company   of    New    York.
                (Incorporated by reference to Exhibit
                4  to  the Company's Form 8-K Current
                Report  filed with the Commission  on
                August 27, 1997.)

      5         Share  Purchase Agreement dated  July
                25,   1997,  between  II  Acquisition
                Corp.   and   Imo   Industries   Inc.
                (Incorporated by reference to Exhibit
                C  to  the  Company's Schedule  14D-9
                Solicitation/Recommendation Statement
                filed with the Commission on July 31,
                1997.)